

September 7, 2011

<u>Via E-mail</u>
Zishen Wu
Chairman, President and Chief Executive Officer
Yongye International, Inc.
6th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC

      **Re:**    **Yongye International, Inc.**
            **Form 10-K for Fiscal Year Ended December 31, 2010**
            **Filed March 14, 2011**
            **File No. 001-34444**

Dear Mr. Wu:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Lyn Shenk

                        Lyn Shenk
                        Branch Chief